Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Nippon Oil Corporation
Subject Companies: Nippon Oil Corporation and
Nippon Mining Holdings, Inc.
Commission File Number: 333-155256
Dated February 27, 2009

February 27, 2009

Nippon Oil Corporation
Nippon Mining Holdings, Inc.

NEWS RELEASE

Notice of Changes in Schedule of Management Integration

On December 4, 2008, Nippon Oil Corporation (Head Office: Nishi-Shimbashi 1-chome, Minato-ku, Tokyo; President: Shinji Nishio) and Nippon Mining Holdings, Inc. (Head Office: Toranomon 2-chome, Minato-ku, Tokyo; President: Mitsunori Takahagi) reached a basic agreement to integrate the management of both companies. The companies have commenced their respective due diligence processes and have established an Integration Preparatory Committee co-chaired by their respective presidents, and are discussing specifics regarding the implementation of a smooth integration.

After carefully examining the integration procedures, the companies have concluded that it is necessary to revise the previously announced schedule.

No other changes are being made to the terms and conditions of the basic agreement between the companies.

1. Reasons for the Change in Schedule

With respect to the management integration (i.e., the establishment of a holding company pursuant to a joint share transfer), the U.S. federal securities laws require the filing of a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) and its effectiveness before the companies send their respective convocation notice of the general meeting of shareholders at which the shareholders will vote upon the Stock Transfer Plan.

The Form F-4 requires, among other things, the disclosure of financial statements prepared in accordance with U.S. GAAP and the disclosure of oil and gas reserves prepared  in accordance with SEC standards. In consideration of the time needed to prepare the financial statements and to assess the reserves, among other things, the companies have decided to change the schedule of the management integration as provided in “2. Changes in Schedule” below.

2. Changes in Schedule

Item on Schedule	Original Timeline (Announced on December 4, 2008)	Revised Timeline
Conclusion of the “Agreement on Management Integration” (including the Stock Transfer Plan)	March 2009 (planned)	October 2009 (planned)
General Meeting of Shareholders (Approval of the Stock Transfer Plan)	June 2009 (planned)	January 2010 (planned)
Establishment of a holding company	October 2009 (planned)	April 2010 (planned)
Establishment of core operating companies	April 2010 (planned)	July 2010 (planned)
Note: The revised schedule may be subject to further changes, depending on the progress of the preparation of the Form F-4 registration statement and the SEC review of the Form F-4.

For further information, please contact: Nippon Oil Corporation: Public Relations Dept. Nippon Mining Holdings, Inc.: Investor Relations	TEL: 03-3502-1124 TEL: 03-5573-5125

Filings with the U.S. Securities and Exchange Commission

Nippon Oil Corporation and Nippon Mining Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed joint share transfer.  The Form F-4 (if filed) will contain a prospectus and other documents.  The Form F-4 (if filed) and prospectus, as they may be amended from time to time, will contain important information about Nippon Oil Corporation and Nippon Mining Holdings, Inc., the joint share transfer and related matters including the terms and conditions of the transaction.  U.S. shareholders of Nippon Oil Corporation and Nippon Mining Holdings, Inc. are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the SEC in connection with the joint share transfer carefully before they make any decision at the shareholders meeting with respect to the joint share transfer.  The Form F-4 (if filed), the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be made available to shareholders, free of charge, by faxing a request to Nippon Oil Corporation at +81-3-3502-9862 or Nippon Mining Holdings, Inc. at +81-3-5573-5139.

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements.  These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions.  Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of the transaction.